September 15, 2005

VIA FACSIMILE and EDGAR

Mr. Gary R. Todd,

    Reviewing Accountant,

        Mail Stop 6010,

            Division of Corporation Finance,

                Securities and Exchange Commission,

                    450 Fifth Street,

                        Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Form 20-F for the fiscal year ended December 31, 2004
Forms 6-K for fiscal 2005
File No. 0-3116

Dear Mr. Todd:

This is in response to the Staff’s comment letter, dated August 18, 2005 (the “Comment Letter”), relating to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”) (File No. 0-31106) which was filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2005 and Forms 6-K for the fiscal year 2005. As indicated in our letter dated August 30, 2005, we were not able to provide responses within 10 business days of the Staff’s comment letter. We are providing full responses to the Staff’s comments herewith.

Our responses have been prepared to reflect facts, data and conditions in our business and operations as of the date of this letter or as of particular past dates as indicated. We are proposing the indicated changes in future filings in the spirit of cooperation with the Staff, and not because we believe the 2004 Form 20-F was materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosure were in any way

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deficient. Because the disclosure we intend to include in our future filings will need to be drafted in light of the facts and circumstances relevant at the time of such future filings, we have not indicated in this letter proposed drafts of such disclosures.

We understand that the Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we represent that we are solely responsible for the information provided herein and that we may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly. Unless otherwise indicated, the page number references in our response are to the 2004 Form 20-F. Our responses to the comments are as follows:

Audited Financial Statements, beginning on page F-1

Summary of Significant Differences between Accounting Principles Followed by the Company and Accounting Principals Generally Accepted in the United States, page F-41

1.	We see that you consolidate Modern Mind and its subsidiary and ThaiLin Semiconductor. We also see that you own no shares in Modern Mind and hold a 27.6% interest in ThaiLin Semiconductor. For US GAAP purposes please explain why it is appropriate to consolidate these entities. Identify and describe the basis in GAAP and explain how you applied the literature to your fact pattern.

We wish to advise the Staff that we consolidate Modern Mind Technology Limited (“Modern Mind”) (including its wholly-owned subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”)) and ThaiLin Semiconductor Corp. (“ThaiLin Semiconductor”) in reliance on Rule 3A-02(a) under Regulation S-X. Rule 3A-02(a) requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Although we do not have a majority ownership in either Modern Mind or ThaiLin Semiconductor, we possess the power to direct or cause the direction of the management and policies of these companies by contract or otherwise and thereby have established a parent-subsidiary relationship over these two entities.

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We control Modern Mind through certain loan arrangements we have entered into with Modern Mind and its 100% legal owner, Jesper Limited (“Jesper”). Under these arrangements, we have agreed to provide loans from time to time to Modern Mind in exchange for demand notes that can be converted into its common shares at any time. Payment under the demand notes is fully and unconditionally guaranteed by Jesper and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. Moreover, Jesper has granted us an irrevocable option, exercisable at any time, to acquire the common shares of Modern Mind then owned by Jesper. We wish to advise the Staff that we have made detailed disclosures on the contractual arrangements among Jesper, Modern Mind and us under “Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investment in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders”, “Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations”, “Item 4. Information on the Company — Our Structure and History — Modern Mind Technology Limited and ChipMOS TECHNOLOGIES (Shanghai) LTD.” and “Item 10. Additional Information — Material Contracts”.

As of December 31, 2004, we had provided an aggregate of US$82.8 million in loans to Modern Mind in exchange for the demand notes in the same aggregate amount, accounting for 99% of the total liabilities of Modern Mind on that date. These demand notes would represent, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Moreover, as of December 31, 2004, our chairman and director/chief executive officer, Shih-Jye Cheng, was the sole director of Modern Mind, and Shih-Jye Cheng and four of our executive officers comprised the entire board of directors of ChipMOS Shanghai, Modern Mind’s only, and wholly-owned, subsidiary. As a result of these arrangements, we have consolidated Modern Mind and ChipMOS Shanghai, to present fairly our financial position and results of operations.

As of December 31, 2004, our 70.34% subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), held a 30.08% interest in ThaiLin Semiconductor, and as the largest shareholder in ThaiLin Semiconductor,

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appointed four of the seven directors of ThaiLin Semiconductor, including Shih-Jye Cheng, our chairman and director/chief executive officer, serving as its chairman, and Lafair Cho, serving also as its president. ChipMOS Taiwan was thereby in a position to control ThaiLin Semiconductor’s operations, personnel and financial policies. As a result, we have consolidated ThaiLin Semiconductor to present fairly our financial position and results of operations.

2.	As a related matter, if you have consolidated Modern Mind and its subsidiary and ThaiLin Semiconductor in reliance on FIN 46, show us that your financial statements present all of the relevant disclosures required by that guidance.

We wish to advise the Staff that we did not rely on FIN 46 for consolidation of Modern Mind and its subsidiary and ThaiLin Semiconductor, as indicated in our response to the question above.

3.	We see that you recognize revenue at shipment and that shipment also includes shipment to your warehouse for customers using your warehousing services. Accordingly, it appears that you recognize revenue on a bill and hold basis. For US GAAP purposes, provide us an analysis demonstrating that your revenue policy for shipments to your internal warehouse is appropriate. Show us that you have appropriately applied the guidance from SAB Topic 13 for bill and hold arrangements.

We wish to advise the Staff that we recognize some revenue on a bill and hold basis. Our primary business is the provision of value-added assembly and testing services, and ownership of the goods on which we perform testing and/or assembly services remains with our customers throughout the period when these goods are in our possession, both while we perform testing and/or assembly, and, during any subsequent period in which we hold such goods in storage at the request of our customers. In certain circumstances, our customers choose not to request immediate delivery of the goods due to shortage of storage, and, as part of our value added services, we provide them warehousing services by delivering the goods to our internal warehouses after completion of testing and/or assembly services. Set forth below is our detailed analysis of the seven criteria and five factors of SAB Topic 13:

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Seven criteria of SAB Topic 13

1.	The risks of ownership must have passed to the buyer.

We are of the view that the risks of ownership remain with our customers throughout the period when these goods are in our possession. The agreements we had with customers generally contain the language to the effect that ownership of the goods remains with our customers and that we have been engaged to perform the testing and/or assembly services. As a result, during and after the performance of our testing and/or assembly services have been completed, all risks of ownership are with our customers. In addition, some of our customers have entered into separate warehouse leasing arrangements with us and these products are stored in the warehouse pursuant to the leases.

2.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.

Our customers have made a fixed commitment for our testing and/or assembly services, as evidenced by their written agreements with us and/or the purchase orders placed with us.

3.	The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purposes for ordering the goods on a bill and hold basis.

Our customers who request our provision of short-term warehousing services may do so either through separate warehousing contracts entered into with us, or on the basis of requests they make at the time of completion of the assembly or testing of their goods, in order to facilitate efficient delivery of goods to their ultimate end users.

4.	There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purposes (e.g., storage periods are customary in this industry).

We deliver the finished goods to our customers upon their request to satisfy their business needs.

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5.	The seller must not have retained any specific performance obligations such that the earning process is not complete.

Under our agreements with customers, we do not perform any additional services with respect to those goods other than storage and delivery after these goods have been delivered to our warehouses.

6.	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

We have segregated these goods from our inventory by storing them at our storage warehouses with separate identifications, such as different storage codes, and they are not subject to being used to fill other orders.

7.	The product must be complete and ready for shipment.

The goods which we have stored, at the request of our customers, in our warehouses are goods on which we have performed all testing and/or assembly services, and which are complete and ready for shipment.

Five factors of SAB 13

1.	The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer.

We generally expect payment within 60 days after month end and our invoicing process and payment terms do not differentiate between customers who request immediate delivery of their goods or those who request that we provide short-term warehousing services after completion of testing and/or assembly services.

2.	The seller’s past experiences with and pattern of bill and hold transactions.

During the years ended December 31, 2002, 2003 and 2004, we have not experienced differences in the collection of accounts receivables from customers who requested immediate delivery and those who requested provision of our warehousing services.

3.	Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods.

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Based on the terms of our agreements with these customers, our customers retain the ownership of these goods and therefore are responsible for any loss in the event of a decline in the market value of goods.

4.	Whether the seller’s custodial risks are insurable and insured.

Our custodial risks are insurable and have been insured under our property damage insurance policy with a third-party insurance company.

5.	Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment).

No extended procedures are necessary to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold.

4.	We see that recoveries of the allowance for inventories are reported as income for ROC GAAP purposes. For US GAAP purposes, inventory reserves or allowances are not reversed until the affected inventory is disposed. Tell us how your method is faithful to the requirements of SAB Topic 5-BB. Future filings should present disclosure about any US/ROC GAAP difference for this matter.

We wish to advise the Staff that the reversal of inventory reserves or allowances was made as the affected inventory was disposed of as of December 31, 2004, which method we believe complies with the requirements of SAB Topic 5-BB.

We note the Staff’s comment and wish to advise the Staff that disclosure about any US/ROC GAAP differences for this matter will be included in future filings.

5.	In Note 28(b) we see an unrealized loss on equity securities totaling approximately $7 million. The disclosure suggests that the securities have been impaired for more than twelve months. For US GAAP purposes tell us why there is no other than temporary impairment. Please provide a full explanation of the basis for your conclusions. Also fully describe how you considered the requirements of US GAAP for this matter.

We wish to advise the Staff that the word “not” was inadvertently inserted before “deemed to be …” in the sentence which reads, “The following table shows the gross unrealized losses and fair value of short-term investments with

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unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2004” in Note 28(b) (italics added), and thereby it was mistakenly indicated that the US$7 million was not other than temporary. We wish to further advise the Staff that our financial statements did reflect this US$7 million unrealized loss as other than temporarily impaired and included it in the allowance for loss on short-term investments. See Note 4 to our financial statements in the 2004 Form 20-F.

6.	We see disclosure in the last paragraph on page 78 about an $8 million unrealized loss associated with an investment in Ultima Technology. For US GAAP purposes, tell us why that unrealized loss is not other than temporary.

We wish to advise the Staff that we believe the US$8 million unrealized losses associated with our investment in Ultima Technology Corp. (“Ultima Technology”) were not other than temporary based on our consideration of SAB Topic 5M and SFAS 115 and especially the three example factors provided in SAB Topic 5M. Set forth below is our detailed analysis of the three example factors provided in SAB Topic 5M:

A.	The length of the time and the extent to which the market value has been less than cost.

We made our investment in Ultima Technology in May 2004, and as of December 31, 2004, we had held this investment for a period of less than eight months. In addition, as of December 31, 2004, there were no indications that the market value of this investment was less than its cost.

B.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential.

Ultima Technology is engaged in manufacturing of electronic systems, including DVD/CD-RW drivers, DVD players, mobile phones, MP3 players and other original design manufacturing services. With our investment in Ultima Technology, we intended to gradually establish our own capability in systems manufacturing, which we viewed as having significant growth potential. In addition, Ultima Technology enjoys certain competitive advantages as its manufacturing operations are located in Mainland China.

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As a result, we believed Ultima Technology’s prospects were promising.

C.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

We considered our investment in Ultima Technology as a long-term investment because we intended to use this investment to develop our business opportunities and manufacturing capability in Mainland China, and believed we would be able to do so over the long-term.

We reviewed Ultima Technology’s management accounts and financial forecast at the time we prepared our financial statements for the year ended December 31, 2004 and were satisfied that there were no indications of impairment of goodwill.

We wish to advise the Staff that we performed an annual goodwill impairment test in June 2005 in accordance with the Statement of Financial Accounting Standards of Republic of China No. 35 “Accounting for Asset Impairment”, which became effective on January 1, 2005, and we recognized a NT$148 million (US$5 million) impairment loss on the goodwill arising from our investment in Ultima Technology as the management accounts of Ultima Technology we reviewed at that time indicated sustained losses. Please refer to the Form 6-K we filed with the Commission on August 18, 2005. We will continue to assess whether there are any indications of impairment in our investment in Ultima Technology.

7.	Under Note 28(c) please expand future filings to also disclose pre-tax accounting income from domestic and foreign sources. Refer to S-X Rule 4-08(h).

We note the Staff’s comment and wish to advise the Staff that our future filings will be expanded to disclose domestic and foreign sources of income and tax expense.

8.	In future filings please expand Note 28(d) to more fully comply with the requirements of SFAS 132(R). For instance, please make disclosure about plan assets under paragraph 5(d) and, if applicable, 5(n).

We note the Staff’s comment and wish to advise the Staff that our future filings will be expanded to provide additional disclosure pursuant to SFAS 132R, including paragraphs 5(d) and 5(n).

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9.	In Notes 28(e) and (f) we see that the currency translation adjustment is the same amount as the effect of changes in foreign exchange rates on cash and cash equivalents. For US GAAP purposes under SFAS 95, those items are not similarly determined and should not normally be the same amounts. Tell us how your cash flow statement and the calculation of the impact of exchange rates on cash considers the guidance from Example 2 to Appendix C to SFAS 95. Advise and revise future filings as necessary.

We wish to advise the Staff that in the 2004 Form 20-F, our cash flow statement presented the effect of changes in foreign exchange rates on cash and cash equivalents by combining the impact of exchange rate changes on all assets and liabilities (which was the same as the currency translation adjustment). After consideration of Example 2 to Appendix C to SFAS 95, we have recalculated the effect of exchange rate changes on cash and cash equivalents to be NT$68 million (US$2 million) for the year ended December 31, 2004.

We wish to advise the Staff that we will separate the impact of exchange rate changes on cash and cash equivalents from the currency translation adjustment in our future filings.

10.	We see that ChipMOS Bermuda issued convertible bonds totaling $85 million in 2004. Tell us how your accounting for those bonds considers the requirements of EITF 98-5. Future filings should disclose the terms of conversion.

We wish to inform the Staff that the noteholders of our convertible notes may convert any outstanding notes (or portions of outstanding notes) into our common shares, initially at the conversion price of US$7.85 per share (representing an initial conversion rate of approximately 127.3885 shares per US$1,000 principal amount of notes) at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject, however, to certain adjustments. There is no fixed discount to the common shares’ market price in relation to conversion.

As the conversion price of US$7.85 was higher than the fair value of the common shares of US$6.81 when the convertible bonds were issued, no value was apportioned to the conversion feature. As there is no embedded beneficial conversion feature in our convertible bonds, we are of the view that EITF 98-5 was not applicable.

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We note the Staff’s comment and wish to advise the Staff that disclosure of the terms of conversion will be included in our future filings.

*    *    *    *    *

If you have any questions or comments concerning the enclosed, please do not hesitate to contact the undersigned in Taiwan at (886) 3-571-6088 (ext. 8302), by fax at (886)-3-571-6073 or by e-mail at s.k._chen@chipmos.com.tw. In my absence, please contact Ms. Silvia Yu-Chiao Su at (886) 3-571-6088 (ext. 8320).

Very truly yours,

/s/ Shou-Kang Chen
Shou-Kang Chen
Chief Financial Officer

cc:	Brian R. Cascio
Jeanne Bennett
(The Securities and Exchange Commission)

Shih-Jye Cheng
Silvia Yu-Chiao Su
(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Michael G. DeSombre
Ling Yang
Sami Farhad
(Sullivan & Cromwell LLP)